[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8535 Fax: 212.859.4000 kenneth.rosh@friedfrank.com

September 15, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B. Form 20-F for the Fiscal Year Ended December 31, 2013, as Amended Filed April 29, 2014 File No. 001-12610

Dear Mr. Spirgel:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated August 29, 2014, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as amended (the “2013 Form 20-F”), that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2014 and the response letter submitted to the SEC by the Company on August 22, 2014.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the 2013 Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 63
Share of Loss of Joint Ventures and Associates, Net, page 72
10. Investments in Joint Ventures and Associates, page F-33

1.

We note your response to comment 2. You state that your initial investment in GSF during 2011 was premised on the “expectation of regulatory changes highly relevant to the competitive landscape of the mobile industry in Mexico.” However, notwithstanding the pendency of these regulatory changes, in June 2012, you further increased your ownership stake in GSF to 50% subject to certain conditions which you did not discuss in your filing. To the extent that your impairment conclusion was based on certain of these conditions, please address them in an overview to Item 5- Operating and Financial Review and Prospects and explain how they will impact your mobile growth prospects. Otherwise, please disclose the nature of the regulatory changes which you expected to materialize back in 2011 and why your GSF investment will be negatively impacted if they do not materialize.

Response:

Regulatory Background

Since the privatization of the telephone industry in Mexico in 1991, the Mexican telecommunications market has been dominated by a single company. Over the last two decades, many industry participants, economists and international agencies have recommended regulatory changes to foster competition in the Mexican telecommunications industry.1 The Mexican Government has also been quite outspoken about the need for these changes, which were mainly directed to improve the telecommunications regulations as well as the antitrust legal framework of the country.  The Mexican Government had also expressed its willingness to propose legislation that was intended to level the playing field in the sector and prevent commercial practices that would otherwise have a negative effect on competition.
_________________________________________________
1 For example, please see the “OECD (2012) Review of Telecommunications Policy and Regulation in Mexico”

We had expected that regulatory changes affecting the industry would be implemented soon after our investment in the convertible debentures of GSF was made. However, it was not until June 2013, following the report by the OECD regarding reforms to the telecommunications market in Mexico referred to in footnote 1, that the Mexican Constitution was amended to include a new telecommunications legislation (the “Telecommunications Reform”). The Telecommunications Reform included a mandate to further regulate the telecommunications sector in Mexico pursuant to a secondary legislation to be implemented by Mexico’s Congress. This secondary legislation was expected sometime before December 2013. Towards the end of 2013, however, it became clear that the new regulatory framework would not be ready by year end and would continue to undergo a potentially lengthy review and changes. In fact, the secondary telecommunications law was not issued until July 14, 2014 and became effective on August 13, 2014. Additional rules and guidelines are still to be implemented.

Investment in GSF

In April 2011, we made a US$37.5 million equity investment and a US$1,565 million mandatorily convertible debt investment in GSF, which indirectly owns 100% of the outstanding shares of Iusacell. At the time of our initial investment in GSF, we expected that the Mexican government would soon make regulatory changes to increase the competitiveness of the Mexican telecommunications industry; however the regulatory changes were not enacted until July 2014.

The conversion to equity of the convertible debt was subject to the sole condition of obtaining the antitrust approval from the Mexican Government. In February 2012, the Mexican Antitrust Commission issued a resolution in which they rejected the conversion of the GSF debentures into equity. In March 2012, we filed an appeal before the Mexican Antitrust Commission requesting to reverse their resolution and authorize the equity conversion. On June 14, 2012, the Mexican Antitrust Commission reversed their resolution and approved our acquisition of 50% of GSF through the conversion of the convertible debentures, imposing on us certain conditions to be complied with after conversion of the debentures.  We note that (i) in June 2012 we did not increase our investment, but instead converted the investment we made in April 2011 into equity, (ii) the conversion of the debentures into equity was not subject to the enactment of any new Mexican regulations related to the telecommunications industry and (iii) as described below, the impairment we took at December 31, 2013 was not a result of the conditions imposed by the Mexican Antitrust Commission.

We decided to reduce capital deployment into GSF principally for the following reasons: (i) the delays in the enactment of the new regulatory framework; (ii) the regulatory uncertainty around this proposed new regulatory framework; and (iii) the fact that GSF’s operating results were falling short of expectations during 2013. Because GSF’s business is dependent to a great extent upon continued capital expenditures, this reduction adversely affected GSF’s growth prospects. As a result, we then lowered the fair value of our investment in GSF, as reflected in our financial statements at December 31, 2013.

Further Developments

As we disclosed in a press release issued on September 10, 2014, we have reached an agreement to sell our 50% equity stake in GSF, the controlling company of Iusacell, to Grupo Salinas for US$717 million. We will recognize a one-time, non-cash loss on our investment of approximately US$320 million. The sale is subject to customary closing conditions, including obtaining the requisite regulatory approvals from the Instituto Federal de Telecomunicaciones (the “IFT”).

2.

You state that GSF decided to review its investment plans and determined to reduce capital deployment. However, on page 19, you reported that you expect to make additional investments in the next two years, which may be in excess of US$200 million, in the form of equity or debt, or a combination thereof, of GSF, the parent company of Iusacell, in connection with your 50% investment in this jointly-controlled entity. Please tell us the following:

•	Why you expect to invest in excess of US$200 million, despite the regulatory uncertainty and GSF’s decision to reduce capital deployment;
•	Whether your investment is contractually required and whether it will effect a change in your joint control;
•
How you considered the guidance in paragraphs 7-19 of IFRS 11 in concluding that your arrangement is a joint venture, and not a joint operation and how you contractually and effectively have joint control; and

•
How you gave effect to your 35% guarantee of the payment obligations of a GSF subsidiary and your obligation to make an additional payment of US$400 million to GSF if cumulative EBITDA of Iusacell as defined reaches US$3.472 million at any time between 2011 and 2015. Refer to your basis in the accounting literature.

Response:

•
Traditionally, additional investments by the shareholders of GSF in the form of equity or debt, or a combination thereof, were subject to Iusacell’s financial performance and future business prospects, both of which are highly dependent on the regulatory environment and cash requirements. We are not contractually required to make any additional capital contributions to the jointly-controlled entity. Iusacell is not cash-flow positive and it continues to require contributions by its shareholders to fund its business plan. The shareholders had continuously reviewed the business projections before making additional contributions. At the time of the filing of the 2013 Form 20-F, our decision to reduce capital deployment was the result of calculations based on the business projections of the jointly-controlled entity. The expected US$200 million investment in GSF, as previously disclosed, was made despite regulatory uncertainty based on discussions among the shareholders taking into account the factors described above.

•
In June 2012, upon the conversion to equity of the mandatorily convertible debentures, GSF became a joint venture. In accordance with the arrangement entered between us and the other owner of GSF, we respectfully note the following:

i.	we are considered to be a party to a joint venture as we have the rights to 50% of the net assets of GSF, a separate legal entity, as required by IFRS 11 paragraph 16 and
ii.
in accordance to IFRS 11 paragraphs 8 and 9, we and the other owner of GSF collectively control the entity because we each hold a 50% interest ownership in GSF and we share equal governance rights. For example, given our equal voting rights, actions taken by the Board of Directors require the consent of members appointed by both shareholders of GSF

•	We respectfully note that:

i.
The fair value of our 35% guarantee of the payment obligations (as mentioned in IAS 39, paragraph 43) of a GSF subsidiary is immaterial to our consolidated financial statements, as the potential payment by us of this guarantee was considered remote.

ii.
As part of the original investment, we agreed to an additional payment, commonly referred to as an earn-out clause, in the event the business financial results reached certain targets. The earn-out clause provides for an additional payment of US$400 million to GSF if Iusacell’s cumulative EBITDA (as defined) reached US$3,472 million at any time between 2011 and 2015. At the time we made the investment and to date, we considered the potential earn-out payment to be remote, and in accordance with IFRS 3 paragraph 39, the fair value of such additional payment was considered to be not material. This additional potential payment was not included as part of the total consideration of the transaction and therefore, no liability was recorded.

3.

We note your response to comment 3. Supplementally confirm to us, if true, that for the purpose of determining GSF’s recoverable amount, your calculation of value in use yielded the same result of fair value less cost to sell. Refer to paragraph 42 of IAS 28.

Response:

As required by paragraph 42 of IAS 28, Investments in Associates and Joint Ventures, we performed an impairment test over the entire carrying amount of our investment in GSF, as a single asset, by comparing it against its recoverable amount.

We respectfully submit that regarding the determination of the recoverable amount of our investment in GSF, the results obtained by the calculation of the fair value less costs to sell and those obtained through the determination of its value in use are similar due to the fact that our expectations of the return on GSF’s investment, which were used for the determination of the value in use (including the main assumptions and inputs such as long-term growth, explicit period projections, operating margins and capital expenditures), are consistent with the market expectations of the industry in Mexico.

In accordance with the requirements of IAS 36 we used the fair value less costs to sell as the recoverable amount of our investment in GSF, as this method was higher than its value in use.

Financial Assets and Liabilities Measured at Fair Value, page 82
14. Financial Instruments, page F-46

4.

We note your responses to comments 4 and 5. In future filings, please revise your disclosures to incorporate your responses. Additionally disclose significant unobservable inputs related to the fair value measurement of your investment in Imagina’s Common Stock.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will revise our disclosures to incorporate our responses. Additionally, we will disclose the significant unobservable inputs related to the fair value measurement of our investment in Imagina’s Common Stock.  For your reference, the significant unobservable inputs related to the fair value measurement of our investment in Imagina’s Common Stock for the year ended December 31, 2013 were (a) a discount rate of 13.65%; and (b) an exit multiple of 10.05 times.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that all future correspondence from the SEC be directed to Joaquín Balcárcel, General Counsel of the Company, at jbalcarcel@televisa.com.mx and/or at (525) (55) 261-2433 and Salvi Rafael Folch Viadero, Chief Financial Officer of the Company, at sfolch@televisa.com.mx and/or (525) (55) 261-2580.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8535, Stuart Gelfond at (212) 859-8272 or Joshua Wechsler at (212) 859-8689 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Kenneth I. Rosh

Kenneth I. Rosh

cc:	Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Emily Drazan, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Joaquín Balcárcel, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.